

**Lucia Heo** I run a travel startup

First, I love Miso as a customer. I have used Miso over 150 times for a variety of different services. I currently use the cleaning service on a weekly basis and it has made my life much more convenient. Miso is starting to turn into a household brand in Korea. Many of my friends use the service and I believe services is going to be one of the major categories that needs to come online. We already have platforms for buying products, clothes, ordering food, etc. and Miso is well on its way to becoming the platform for booking services.

**Invested $1,000 this round & $50,000 previously**

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